UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)

                               (Amendment No. 3)*

                         The United Illuminating Company
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)
                                     910637
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                                 (CUSIP Number)

                                December 31, 2000
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                [ ]     Rule 13d-1(b)
                [ ]     Rule 13d-1(c)
                [X]     Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 5 Pages

                                  SCHEDULE 13G

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CUSIP No. 910637                                               Page 2 of 5 Pages
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    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSONS

          Rhoda L. Chase

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]

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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OR ORGANIZATION

           U. S.
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      NUMBER OF         5   SOLE VOTING POWER
 SHARES BENEFICIALLY        562,000 shares
       OWNED BY       ----------------------------------------------------------
         EACH           6   SHARED VOTING POWER
      REPORTING             0 shares
        PERSON
         WITH         ----------------------------------------------------------
                        7   SOLE DISPOSITIVE POWER
                            0 shares
                      ----------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER
                            562,000 shares

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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           562,000 shares

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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

                                                               [X]
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    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.9%
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    12     TYPE OF REPORTING PERSON*
                IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            The United Illuminating Company

Item 1(b).  Address of Issuer's Principal Executive Offices:

            157 Church Street
            New Haven, CT 06510

Item 2(a).  Name of Person Filing:

            Rhoda L. Chase ( the "reporting person")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            96 High Ridge Road
            West Hartford, Connecticut 06117

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            common stock, no par value ("Common Stock")

Item 2(e).  CUSIP Number:

            910637

Item 3.     If this statement is filed pursuant to Rule 13d-1(c), check this
            box.                                                           [ x ]


Item 4.     Ownership.*

           (a)  Amount Beneficially Owned: 562,000 shares

           (b)  Percent of Class: 3.9%

           (c)  Number of shares as to which such person has:

           (i)  Sole power to vote or to direct the vote: 562,000 shares

          (ii)  Shared power to vote or to direct the vote: 0 shares

         (iii) Sole power to dispose or to direct the disposition of: 0 shares

          (iv)  Shared power to dispose or to direct the disposition of:
                562,000 shares

* The reporting person beneficially owns 562,000 shares of Common Stock (representing approximately 3.9% of the shares of Common Stock outstanding). As more fully described in the prior Schedule 13G, the reporting person loaned 88,000 shares of Common Stock to her spouse, David T. Chase, who returned them to the reporting person on March 10, 2000.

                               Page 3 of 5 Pages

     This schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this statement shall not be construed as an admission that she is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of the (i) 233,300 shares of Common Stock, or 1.6% of the shares of Common Stock outstanding, owned by Arnold
L. Chase, the reporting person's son, (ii) 79,200 shares of Common Stock, or 0.6% of the shares of Common Stock outstanding, owned by Cheryl A. Chase, the reporting person's daughter, (iii) 146,000 shares of Common Stock, or 1.0% of the shares of Common Stock outstanding, owned by The Darland Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries, (iv) 212,000 shares of Common Stock, or 1.5% of the shares of Common Stock outstanding, owned by DTC Holdings Corporation ("DTCHC"), a company which is owned and controlled by the Chase family, as described below, (v) 81,000 shares of Common Stock, or 0.6% of the shares of Common Stock outstanding owned by The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family, (vi) 33,000 shares of Common Stock, or 0.2% of the shares of Common Stock outstanding owned by The Cheryl Chase and Stuart Bear Family Foundation, Inc., a charitable foundation established by members of the Chase family, or (vii) 26,500 shares of Common Stock, or 0.2% of the shares of Common Stock outstanding owned by The Sandra and Arnold Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family.
Aside from the shares owned by the reporting person, David T. Chase, the reporting person's spouse and father of Arnold L. Chase and Cheryl A. Chase, may be deemed to be a beneficial owner of 225,000 of the shares of Common Stock referred to in clause (i) of the immediately preceding sentence, 79,000 of the shares of Common Stock referred to in clause (ii) of the immediately preceding sentence and all of the shares of Common Stock referred to in clause (iii) of the immediately preceding sentence.

     DTCHC, formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of DTCHC and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (42.34%), Rhoda L. Chase (6.30%), Arnold L. Chase (4.21%), Cheryl A. Chase (7.58%), Arnold Chase Accumulation Trust I (3.65%), Arnold Chase Accumulation Trust II (7.57%), Cheryl A. Chase Accumulation Trust I (3.32%), Cheryl A. Chase Accumulation Trust II (6.53%), five trusts for the benefit of Arnold Chase's children of which Stanley N. Bergman and Arnold Chase are co-trustees (6.06% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (6.06% in the aggregate), The Dara Freedman Grantor Trust for the benefit of Dara Freedman of which Kenneth Musen is trustee (1.75%), and The Sandra Chase Grantor Trust for the benefit of Sandra Chase and her children of which Kenneth Musen is trustee (4.63%).

     This filing is being made because of the relationships between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.


                               Page 4 of 5 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

     Each of David T. Chase and the reporting person has the power to direct the dividends from, and the proceeds from the sale of 562,000 of the shares of the Common Stock beneficially owned by the reporting person. No other person, other than the reporting person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001
                                        /s/ Rhoda L. Chase
                                        ----------------------
                                        Rhoda L. Chase


                               Page 5 of 5 Pages